Part III: Manner of Operations

Item 9: Conditional Orders and Indications of Interest

    a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

    [X] Yes   [ ] No

    If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

PURE ATS accepts conditional orders from all Subscribers. Such conditional orders are only accepted by the ATS when entered through Subscriber algorithms through the Subscribers' FIX connections.

Each conditional order specifies a symbol, side, quantity, and Order Type, and are subject to the same minimum size requirements as firm orders (described in Part III, Item 8). Once the ATS identifies a potential match of conditional orders, it generates a bilateral firm-up request for each conditional side of the potential match. Each firm-up request contains an identification number for each bilateral pairing, the size of the requested firm-up, the limit, and the LTR.

The Subscribers' algorithms receiving the firm-up request will then send corresponding orders that are firm. The Subscribers' algorithms may respond with orders that differ in quantity and Order Type (as described in Part III, Item 7 above) than their conditional order. Each conditional order expires upon firm-up request, and firm-ups must be responded to within ~~three~~ two seconds or otherwise the firm-up expires and no match occurs. After ~~three~~ two seconds and expiration of the firm-up, a new conditional order would have to be sent to be considered for any future matches.

Upon receipt of the firm-up order, the ATS will run its standard prioritization and match logic (as described in Part III, Items 7 and 11). Quantity and Order Type changes to conditional and firm orders can be made in accordance with the procedures described in Part III, Item 7. All conditional orders are treated as Stream or Kill (SOK) orders. All conditional orders (including buy, sell, sell short, and sell short exempt) are cancelled at the end of the day

    b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

    [X] Yes   [ ] No

    If no, identify and explain any differences.